SECI

17008715

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR - 1 2017 Washington DC 414

SEC FILE NUMBER
8-66197

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio	TX	78288
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirsten Register — (210) 260-5724
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston Street, Suite 1700	San Antonio	TX	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kirsten Register, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Financial Advisors, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE MARY MALDONADO
My Commission Expires
June 13, 2018

Rose Mary Maldonado
Notary Public

Signature

Vice President, Controller
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USAA®

USAA FINANCIAL ADVISORS, INC.

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2016

EY
Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1700
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
USAA Financial Advisors, Inc.

We have audited the accompanying statement of financial condition of USAA Financial Advisors, Inc. (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USAA Financial Advisors, Inc. at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 24, 2017

CONFIDENTIAL

A member firm of Ernst & Young Global Limited

USAA FINANCIAL ADVISORS, INC.

Statement of Financial Condition

December 31, 2016

(Dollars in thousands, except share amounts)

Assets		
Cash	$	10,982
Receivable from related parties		7,532
Prepaid assets		4,823
Total assets	$	23,337
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to related party	$	14,336
Total liabilities		14,336
Stockholder's Equity:		
Common stock, $0.01 par value; 3,000 shares authorized; 1,500 shares issued and outstanding		1
Additional paid-in capital		9,000
Total stockholder's equity		9,001
Total liabilities and stockholder's equity	$	23,337

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Operations

Year Ended December 31, 2016

(Dollars in thousands)

Revenues	
Origination and servicing fees	$ 107,278
Administrative servicing fees	7,000
Total revenues	114,278
Expenses	
Compensation and benefits	87,817
Data processing and communications	10,271
Licenses and fees	6,745
Occupancy and equipment	6,348
Administrative services	822
Other expenses	2,275
Total expenses	114,278
Income before income taxes	—
Income tax expense	—
Net income	$ —

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2016

(Dollars in thousands)

	Total Stockholder's Equity	Common Stock	Additional Paid-in Capital
Balances at January 1, 2016	$ 9,001	$ 1	$ 9,000
Balances at December 31, 2016	$ 9,001	$ 1	$ 9,000

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Cash Flows

Year Ended December 31, 2016

(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	—
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in receivable from related parties		3,122
Decrease in prepaid assets		306
Decrease in payable to related party		(3,747)
Net cash used in operating activities		(319)
Cash at beginning of year		11,301
Cash at end of year	$	10,982

See accompanying notes to financial statements.

(1) Nature of operations and basis of presentation

USAA Financial Advisors, Inc. (FAI), (also referred to as we, our, or us, unless otherwise denoted) is a wholly owned subsidiary of USAA Financial Planning Services Insurance Agency, Inc. (FPS). FPS is a wholly owned subsidiary of United Services Automobile Association (USAA).

We are registered as a securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 (Exchange Act), as amended, and we are a member of the Financial Industry Regulatory Authority, Inc. (FINRA). FAI was formed to collectively allow FPS and FAI to serve as the portal through which customers can receive integrated financial advice to identify appropriate solutions, followed by a discussion of certain USAA products and services that may be suitable for their financial needs.

Pursuant to a Secondary Clearing Agreement (SCA) among FAI, our broker-dealer affiliate USAA Investment Management Company (IMCO), and National Financial Services, LLC (NFS), a Fidelity Investments Company, FAI introduces brokerage customer accounts to IMCO, which in turn introduces the accounts to NFS. IMCO is a registered broker-dealer and investment adviser with the SEC under the Exchange Act, as amended, and the Investment Advisers Act of 1940, as amended, respectively. Pursuant to a Fully Disclosed Clearing Agreement (FDCA) between NFS and IMCO, IMCO operates as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with NFS, a clearing broker-dealer. On behalf of IMCO, NFS provides custody, trade execution, clearing, and other brokerage-related services for IMCO brokerage accounts.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

(2) Significant accounting policies and pronouncements

(a) Revenue recognition

We provide broker-dealer services to IMCO. We also provide services to USAA Asset Management Company (AMCO), an affiliate and a registered investment adviser and our affiliated mutual fund transfer agent, USAA Transfer Agency Company doing business as USAA Shareholder Account Services (SAS), for servicing of the mutual fund accounts and products. Revenue for these services is earned over the period in which these services are performed.

Furthermore, we provide services to IMCO which cover activities such as performing account opening and administration and taking customer securities orders. Again, these activities are recognized as revenue over the period in which the services are performed.

Refer to note 3 for further details.

(b) New accounting pronouncements

During 2016, we adopted the following Accounting Standards Updates (ASUs) to the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or Codification):

- ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*;

(Dollars in thousands)

- ASU 2017-03, *Accounting Changes and Error Corrections and Investments - Equity Method and Joint Ventures: Amendments to SEC Paragraphs Pursuant to Staff Announcements at the September 22, 2016 and November 17, 2016 EITF Meetings*.

Information about these accounting updates is described in more detail below.

ASU 2014-15 requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity's ability to continue as a going concern within one year after the date that the financial statements are issued. The ASU was adopted on December 31, 2016.

ASU 2017-03 adds paragraph 250-10-S99-6 which includes the text of "SEC Staff Announcement: Disclosure of the Impact That Recently Issued Accounting Standards Will Have on the Financial Statements of a Registrant When Such Standards Are Adopted in a Future Period (in accordance with Staff Accounting Bulletin [SAB] Topic 11.M)." This announcement applies to ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*; ASU 2016-02, *Leases (Topic 842);* and ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, and subsequent amendments. This ASU is effective upon issuance. The ASU was adopted on December 31, 2016.

(c) New accounting pronouncements issued but not yet effective

The following accounting updates to the FASB Codification have been issued but are not yet effective for us:

- ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* and ASU 2015-14, *Revenue from Contracts with Customers Deferral of the Effective Date*;
- ASU 2016-02, *Leases*;
- ASU 2016-08, *Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*;
- ASU 2016-10, *Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing*;
- ASU 2016-11, *Revenue Recognition and Derivatives and Hedging: Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting*;
- ASU 2016-12, *Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients*;
- ASU 2016-13, *Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments*;
- ASU 2016-15, *Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments*;
- ASU 2016-16, *Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory*;
- ASU 2016-20, *Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers.*

Information about these accounting updates is described in more detail below:

ASU 2014-09 (with effective date updated by ASU 2015-14) replaces revenue recognition requirements in Topic 605, *Revenue Recognition*, including an assortment of transaction-specific and industry-specific rules. The ASU establishes a principles-based model under which revenue from a contract is allocated to the distinct performance obligations within the contract and recognized in income as each performance obligation is satisfied. The guidance also requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The ASU does not apply to rights or obligations associated with financial instruments (for example, interest income from loans or investments, or interest expense on debt). It also does not apply to insurance or lease contracts. The ASU allows for two adoption methods: either, (1) a company will apply the rules to all contracts existing in all reporting periods presented, subject to certain allowable exceptions; or, (2) a company will apply the rules to all contracts existing as of January 1, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change and providing additional disclosures comparing results to previous rules. The ASU is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption within certain parameters is permitted. We continue to evaluate the impact of the ASU and available adoption methods. We are in the diagnostic phase of our evaluation, which includes the application of new requirements in the ASU to sample revenue streams and the formulation of plans to

(Dollars in thousands)

modify current accounting policies and expand financial statement disclosures as needed. The financial impact of adopting the ASU is yet to be determined. Implementation efforts for the ASU are on target for adoption by the effective date.

ASU 2016-02 creates new Topic 842, *Leases*. Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, *Revenue from Contracts with Customers*. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The ASU is effective for annual reporting periods beginning after December 15, 2018, including interim reporting periods within that reporting period. We continue to evaluate the impact of the ASU and available adoption methods. We are in the diagnostic phase of our evaluation, which includes the application of new requirements in the ASU to sample lease agreements and the formulation of plans to modify current accounting policies and expand financial statement disclosures as needed. The financial impact of adopting the ASU is yet to be determined. Implementation efforts for the ASU are on target for adoption by the effective date.

ASU 2016-08 clarifies implementation guidance for the core principles in Topic 606, *Revenue from Contracts with Customers* as they relate to principal versus agent considerations for revenue recognition. The ASU is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption within certain parameters is permitted. We continue to evaluate the impact of the ASU and available adoption methods as part of our assessment and implementation of Topic 606.

ASU 2016-10 clarifies implementation guidance for the core principles in Topic 606, *Revenue from Contracts with Customers* as they relate to identifying performance obligations and licensing arrangement considerations for revenue recognition. The ASU is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption within certain parameters is permitted. We continue to evaluate the impact of the ASU and available adoption methods as part of our assessment and implementation of Topic 606.

ASU 2016-11 rescinds SEC paragraphs pursuant to two SEC staff announcements related to implementation of Topic 606, *Revenue from Contracts with Customers*. The ASU is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption within certain parameters is permitted. We continue to evaluate the impact of the ASU and available adoption methods as part of our assessment and implementation of Topic 606.

ASU 2016-12 clarifies implementation guidance for the core principles in Topic 606, *Revenue from Contracts with Customers* as they relate to narrow-scope improvements and practical expedients. The ASU is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption within certain parameters is permitted. We continue to evaluate the impact of the ASU and available adoption methods as part of our assessment and implementation of Topic 606.

ASU 2016-13 requires enhanced financial statement disclosures and introduces a new impairment model for financial instruments based on historical experience, current conditions and supportable forecasts. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (i.e., January 1, 2020, for calendar year entities). Early adoption within certain parameters is permitted. We continue to evaluate the impact of the ASU and available adoption methods. The financial impact of adopting the ASU is yet to be determined. Planning and initial implementation efforts for the ASU are on target for adoption at the effective dates above.

ASU 2016-15 provides cash flow statement classification guidance in various areas including distributions received from equity method investees and beneficial interests in securitization transactions. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early application is permitted,

(Dollars in thousands)

including adoption in an interim period. We continue to evaluate the impact of the ASU and available adoption methods.

ASU 2016-16 improves the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption within certain parameters is permitted. We will early adopt this ASU effective January 1, 2017.

ASU 2016-20 provides technical corrections and improvements specific to narrow aspects of the guidance issued in Topic 606, *Revenue from Contracts with Customers*. The ASU is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption within certain parameters is permitted. We continue to evaluate the impact of the ASU and available adoption methods as part of our assessment and implementation of Topic 606.

(3) Transactions with related parties

(a) Intercompany agreement

We have entered into an expense allocation agreement with FPS for the purposes of allocating and reporting certain operating expenses of FAI. FAI shall reimburse the actual expenses paid by FPS on behalf of FAI in connection with FAI providing broker-dealer services. Amounts owed to FPS for these services are included in *Payable to related party* and are settled monthly. During 2016, we recognized expenses of $107,278 for the services provided by FPS and such expenses are included in the Statement of Operations lines to which the services pertained.

We have entered into a referral services agreement with IMCO and FPS, covering services rendered on behalf of IMCO's managed account program, USAA Managed Portfolios – UMP®. Additionally, FAI and IMCO have entered into an intercompany agreement with FPS covering services rendered by FPS on behalf of FAI. This agreement allows for a recovery of the costs incurred in our operation as a broker-dealer (including those costs allocated from FPS). Amounts owed to us from IMCO for these services are included in *Receivable from related parties* and are settled monthly. During 2016, we earned $77,446 for services provided to IMCO.

FAI, AMCO, and SAS have entered into an intercompany agreement covering services rendered by FPS on behalf of FAI. This agreement represents a recovery of the costs incurred in our servicing of the mutual fund accounts and products. Amounts owed to us from AMCO and SAS for these services are included in *Receivable from related parties* and are settled monthly. During 2016, we earned $25,954 and $3,878 for services provided to AMCO and SAS, respectively.

(b) Clearing and reimbursement agreement

Our activities under the SCA among us, IMCO and NFS include performing account opening and administration and taking customer securities orders for clearance and settlement. We billed IMCO for these activities under the provisions of a reimbursement agreement.

We earned fees of $7,000 from IMCO in 2016 under the respective agreements and we incurred expenses of approximately $7,000 related to activities underlying these agreements which are included in *Administrative servicing fees* and various expense categories on the Statement of Operations, respectively.

(c) Funding agreement

Under the terms of an intercompany funding agreement, we have the ability to borrow up to $20,000 from USAA Capital Corporation (CAPCO). There were no borrowings during 2016. There are no commitment fees associated with this intercompany funding agreement.

(4) Income taxes

FAI is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based on a tax allocation agreement, whereby subsidiaries receive a current benefit to the

(Dollars in thousands)

extent their losses are used by the consolidated group. Separate company current tax expense is the higher of taxes computed at a 35% rate on regular taxable income or taxes computed at a 20% rate on alternative minimum taxable income, adjusted for any consolidated benefits allocated to the subsidiaries.

We file separate company state tax returns or are included in unitary state returns, where applicable. State income taxes are allocated to state group members based on a tax allocation agreement for unitary jurisdictions and directly allocated for separate jurisdictions. The resulting state income taxes are reflected in the Statement of Operations.

No aggregate cash was received by FAI for income tax refunds during the year ended December 31, 2016. No aggregate cash was paid by FAI for Texas Margin Tax during the year ended December 31, 2016.

FAI does not have any deferred income tax or any uncertain tax positions for the year ended December 31, 2016.

(5) Net capital

We are subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by the rule, which requires that we maintain minimum net capital, as defined, of $250. At December 31, 2016, our net capital was $2,881, which was $2,631 in excess of our minimum net capital requirement of $250.

Advances to related parties, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. No such notifications were required in 2016.

(6) Commitments and contingencies

FAI is party to various lawsuits and claims generally incidental to our business. The ultimate disposition of these matters is not expected to have a significant adverse effect on our financial position or results of operations.

(7) Subsequent events

Events occurring after December 31, 2016 have been evaluated for possible adjustment to the financial statements or disclosure.

Supplementary Information

USAA FINANCIAL ADVISORS, INC.

Per **Computation of Net Capital Under Rule 15c3-1**
Of the Securities and Exchange Commission

As of December 31, 2016

(Dollars in thousands)

Net capital:		
Total stockholder's equity qualified for net capital	$	9,001
Deductions/charges:		
Nonallowable assets:		
Prepaid assets		4,823
Receivable from related parties (excludes a receivable from a registered broker-dealer affiliate of $6,235)		1,297
Total deductions/charges		6,120
Net capital	$	2,881
Computation of alternative net capital requirement:		
Minimum net capital is calculated as the greater of $250 or 2 percent of aggregate debit items. As the Company claims an exemption to 15c3-3 under paragraph k(2)(ii), we have no aggregate debit items, thus the minimum net capital required is $250.	$	250
Excess net capital	$	2,631
Net capital in excess of:		
120% of minimum net capital requirement	$	2,581

There are no material differences between the preceding computation and our corresponding amended unaudited part IIA of Form X-17A-5 as of December 31, 2016 filed on February 3, 2017, per an extension granted by FINRA.

USAA FINANCIAL ADVISORS, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2016

We are exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (Exchange Act) pursuant to paragraph (k)(2)(ii). FAI is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with our clearing broker-dealer, NFS, as described in the footnotes above. We do not carry customer accounts or otherwise hold funds or securities of customers. FAI, through IMCO, promptly transmits all customer funds and securities to NFS, which carries the accounts of such customers. Per the FDCA between IMCO and NFS, NFS maintains and preserves books and records as are customarily made and kept by a clearing broker-dealer pertaining to customer accounts pursuant to the requirements of Rules 17a-3 and 17a-4 under the Exchange Act. Under the exemption set out in paragraph (k)(2)(ii) of the Exchange Act, FAI is not required to make the Computation for Determination of Reserve Requirements or provide Information Relating to Possession or Control Requirements.

Exemption Report of USAA Financial Advisors, Inc. and Report of Independent Registered Public Accounting Firm

EY
Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1700
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
USAA Financial Advisors, Inc.

We have reviewed management's statements, included in the accompanying USAA Financial Advisors, Inc. Exemption Report, in which (1) USAA Financial Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the U.S. Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2017

CONFIDENTIAL

USAA®

9800 Fredericksburg Road
San Antonio, Texas 78288

USAA Financial Advisors, Inc. Exemption Report

February 24, 2017

USAA Financial Advisors, Inc. (FAI) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of our knowledge and belief, FAI states the following:

1. FAI claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. FAI met the exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

USAA Financial Advisors, Inc.
Kirsten Register
Vice President, Controller

EY
Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1700
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors and Management of
USAA Financial Advisors, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of USAA Financial Advisors, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2016, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments, noting no differences.

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2017

CONFIDENTIAL

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2790***MIXED AADC 220
66197 FINRA DEC
USAA FINANCIAL ADVISORS INC
ATTN LAURA BROWN COMPL/ADMIN 9800 FREDERICKSBURG RD, A-3-W
SAN ANTONIO TX 78288-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Laura Brown/210-241-7510

2. A.	General Assessment (item 2e from page 2)	$ 70,528
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/27/2016 Date Paid	(37,553)
C.	Less prior overpayment applied	(-0-)
D.	Assessment balance due or (overpayment)	32,975
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	-0-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 32,975

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 32,975

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

USAA Financial Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of February, 20 17.

Secretary, AVP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 114,277,842
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	86,066,452
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	86,066,452
2d. SIPC Net Operating Revenues	$ 28,211,390
2e. General Assessment @ .0025	$ 70,528

(to page 1, line 2.A.)